UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Atara Biotherapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

046513107
(CUSIP Number)

September 3, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513107

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 579,541 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 579,541 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 579,541 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) After giving effect to (i) the registered direct offering of the Issuer’s common stock (the “Common Stock”) and Pre-Funded Warrants to Purchase Common Stock (the “Warrants”) on September 3, 2024 (the “Offering”), and (ii) the 1-for-25 reverse stock split with respect to the Issuer’s Common Stock that was effected on June 20, 2024 (the “Reverse Stock Split”), Redmile Group, LLC’s beneficial ownership of the Common Stock is comprised of 452,270 shares of Common Stock owned by certain private investment vehicles and/or sub-advised accounts managed by Redmile Group, LLC (the “Clients”), including RedCo I, L.P., which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC (“Redmile”) as investment manager of such Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker (as defined below), Redmile may also be deemed to beneficially own 2,740,681 shares of Common Stock issuable upon exercise of certain Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, to the extent that, after giving effect to the attempted exercise set forth in a notice of exercise, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 579,541 shares of Common Stock reported as beneficially owned by Redmile in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (2) below).

(2) Percentage based on: (i) 4,915,049 shares of Common Stock outstanding as of August 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 12, 2024 (the “Form 10-Q”), plus (ii) 758,900 shares of Common Stock issued in the Offering, plus (iii) 127,271 shares of Common Stock issuable to certain Clients upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 046513107

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 579,541 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 579,541 (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 579,541 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) After giving effect to the Offering and the Reverse Stock Split, Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 452,270 shares of Common Stock owned by certain Clients, including RedCo I, L.P., which shares of Common Stock may be deemed beneficially owned by Redmile as investment manager of such private investment vehicles and/or sub-advised accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 2,740,681 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 579,541 shares of Common Stock reported as beneficially owned by Redmile in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (4) below).

(4) Percentage based on: (i) 4,915,049 shares of Common Stock outstanding as of August 6, 2024, as reported by the Issuer in its Form 10-Q, plus (ii) 758,900 shares of Common Stock issued in the Offering, plus (iii) 127,271 shares of Common Stock issuable to certain Clients upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 046513107

1	Name of Reporting Person RedCo I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 329,066 (5)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 329,066 (5)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 329,066 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.7%(6)
12	Type of Reporting Person (See Instructions) PN

(5) After giving effect to the Offering and the Reverse Stock Split, RedCo I, L.P. beneficially owns 201,795 shares of Common Stock and, subject to the Beneficial Ownership Blocker, 164,850 shares of Common Stock issuable upon exercise of the Warrants held by RedCo I, L.P. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 329,066 shares of Common Stock reported as beneficially owned by RedCo I, L.P. in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (6) below).

(6) Percentage based on: (i) 4,915,049 shares of Common Stock outstanding as of August 6, 2024, as reported by the Issuer in its Form 10-Q, plus (ii) 758,900 shares of Common Stock issued in the Offering, plus (iii) 127,271 shares of Common Stock issuable to RedCo I, L.P. upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued upon exercise of the Warrants.

 Item 1.

(a)	Name of Issuer

Atara Biotherapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2380 Conejo Spectrum St, Suite 200

Thousand Oaks, California 91320

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC
Jeremy C. Green

RedCo I, L.P.

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo I, L.P.

c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

RedCo I, L.P.: Delaware

(d)	Title of Class of Securities

Common Stock, $0.0001 par value

(e)	CUSIP Number

046513107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 579,541 *
Jeremy C. Green – 579,541 *

RedCo I, L.P. – 329,066 **

(b)	Percent of class:

Redmile Group, LLC – 9.9%***
Jeremy C. Green – 9.9%***

RedCo I, L.P. – 5.7 ***

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

579,541 *

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

579,541 *

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

579,541 *

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

579,541 *

Number of shares as to which RedCo I, L.P. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

329,066 **

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

329,066 **

*	After giving effect to (i) the registered direct offering of the Issuer’s Common Stock and Warrants on September 3, 2024 (the “Offering”), and (ii) the 1-for-25 reverse stock split with respect to the Issuer’s Common Stock that was effected on June 20, 2024 (the “Reverse Stock Split”), Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of the Issuer’s Common Stock is comprised of 452,270 shares of Common Stock owned by certain private investment vehicles and/or sub-advised accounts managed by Redmile Group, LLC (the “Clients”), including RedCo I, L.P., which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC (“Redmile”) as investment manager of such Clients. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Redmile and Mr. Green may also be deemed to beneficially own 2,740,681 shares of Common Stock issuable upon exercise of the Warrants.

**

After giving effect to the Offering and the Reverse Stock Split, RedCo I, L.P. beneficially owns 201,795 shares of Common Stock and, subject to the Beneficial Ownership Blocker, 164,850 shares of Common Stock issuable upon exercise of the Warrants.

***

Percentage based on: (i) 4,915,049 shares of Common Stock outstanding as of August 6, 2024, as reported by the Issuer in its Form 10-Q, plus (ii) 758,900 shares of Common Stock issued in the Offering, plus (iii) 127,271 shares of Common Stock issuable to certain Clients, including RedCo I, L.P., upon exercise of certain of the Warrants, which, due to the Beneficial Ownership Limitation, is the maximum number of shares that could be issued to Redmile upon exercise of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2024

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

RedCo I, L.P. By: RedCo I (GP), LLC, its general partner

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Authorized Person